UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                             Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 19, 2015.

PENN WEST PETROLEUM LTD.

By: /s/ Mark Hawkins
Name:	Mark Hawkins
Title:	Corporate Secretary and Senior Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated May 31, 2007
99.2	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated May 29, 2008
99.3	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated July 31, 2008
99.4	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated May 5, 2009
99.5	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated March 16, 2010
99.6	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated December 2, 2010
99.7	Limited Waiver, Amendment and Retention of Rights Acknowledgment Agreement for the Note Purchase Agreement dated November 30, 2011
99.8	Amended and Restated Limited Waiver and Retention of Rights Acknowledgment Agreement for the Amended and Restated Credit Agreement dated May 6, 2014